

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 7, 2017

<u>Via E-mail</u>
Christopher Kiritsis
Chief Executive Officer
Diverse Development Group, Inc.
4819 Wood Pointe Way
Sarasota, FL 34233

>   **Re: Diverse Development Group, Inc.**
>   **Amendment No. 1 Registration Statement on Form S-1**
>   **Filed March 31, 2017**
>   **File No. 333-216151**

Dear Mr. Kiritsis:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to prior comment 1 and your statement that you have no plans or intention to be acquired or merge with an operating business. We also note your disclosure on page 17 that you intend to raise approximately $145 million. It is unclear on what basis you believe you will be able to raise such funds. It is also unclear on what bases you computed the 6.5% and other figures in the last two paragraphs on page 17. Given your lack of cash, intent to operate with little or no debt, and plan to acquire properties "by merger" or acquisition, it appears that you are a blank check company. Please advise us of the bases for the figures and disclosure mentioned above. Additionally, please provide further analysis that addresses your business plan and how you intend to acquire real estate assets or revise the registration statement to comply with the requirements of Rule 419.

2.   We note that you have filed a Form 12b-25 for your December 31, 2016 Form 10-K. This form was signed by Lee Cassidy, who does not appear to be an executive officer. It is unclear why this form was not signed by a current executive officer of the company or why evidence of the representative's authority was not provided. Please advise.

Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Joshua A. Kushner
The Kushner Offices, LLP